Exhibit 2.7

REPRESENTATION, WARRANTY AND INDEMNITY AGREEMENT

This REPRESENTATION, WARRANTY AND INDEMNITY AGREEMENT (this “Agreement”) is made and entered into as of December 4, 2012, by and among Silver Bay Realty Trust Corp., a Maryland corporation (the “REIT”), Silver Bay Operating Partnership L.P., a Delaware limited partnership and subsidiary of the REIT (the “Operating Partnership,” and collectively with the REIT, the “Consolidated Entities”), and Provident Real Estate Advisors LLC, a Minnesota limited liability company (“Provident”).  Certain capitalized terms are defined in Section 4.02 of this Agreement.

RECITALS

WHEREAS, the REIT desires to consolidate the ownership of a portfolio of properties currently owned, directly or indirectly, by certain entities each as described on Schedule 1 hereto (collectively, the “Participating Entities”);

WHEREAS, concurrently with the execution of this Agreement, the REIT and the Operating Partnership will enter into contribution agreements with holders of interests (the “Contributors”)  in Provident Entities identified as “Contribution Entities” on Schedule 1 hereto, pursuant to which each Contributor shall contribute to the Operating Partnership all of such Contributor’s interests in the applicable Provident Entity, and the Operating Partnership, shall acquire from each such Contributor all of such Contributor’s right, title and interest as a holder of the interests in such Contributed Entities;

WHEREAS, concurrently with the execution of this Agreement, the REIT and the Operating Partnership will enter into a contribution agreement with Two Harbors Operating Company LLC (“Two Harbors LLC”) pursuant to which, concurrently with the contributions described in the preceding paragraph, Two Harbors LLC shall contribute to the Operating Partnership all of Two Harbors LLC’s interest in Two Harbors Property Investment LLC (“Two Harbors Property”), and the Operating Partnership shall acquire from Two Harbors LLC all of Two Harbors LLC’s right, title and interest as a holder of the interests in Two Harbors Property;

WHEREAS, concurrently with the execution of this Agreement, the REIT and the Operating Partnership will enter into agreements and plans of merger with each Provident Entity identified as a “Merger Entity” on Schedule 1 (collectively, the “Merger Entities”), pursuant to which, concurrently with the contributions identified in the preceding paragraphs, a separate wholly owned subsidiary of the Operating Partnership will merge with and into each Merger Entity;

WHEREAS, the Formation Transactions relate to the proposed initial public offering (the “IPO”) of the Common Stock, par value $0.01 per share of the REIT (“REIT Shares”) under a Form S-11 Registration Statement initially filed on September 11, 2012 (File No. 333-183838), following which the REIT will elect to be taxed and operate as a real estate investment trust within the meaning of Section 856 of the Code, externally managed by PRCM Real Estate Advisers LLC;

WHEREAS, pursuant to the Formation Transaction Documentation, the Consolidated Entities will be paying a combination of cash, without interest, units of limited partnership in the Operating Partnership (“OP Units”) and/or REIT Shares to the Pre-Formation Participants for their equity interests in the Provident Entities;

WHEREAS, Provident is the Managing Member of the Provident Entities and will derive direct and indirect benefit from the Formation Transactions; and

WHEREAS, in order to induce the Consolidated Entities to enter into the Formation Transaction Documentation, Provident has agreed to provide certain representations, warranties and indemnities as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and other terms contained in this Agreement, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I
REPRESENTATION AND WARRANTIES

Except as disclosed in the schedules referenced in this Article I and attached hereto, Provident represents and warrants to the Consolidated Entities (and to the extent set forth in Section 1.03, covenants and agrees with the Consolidated Entities) that, with respect to each of the Provident Entities and its Subsidiaries and their respective Properties, except as specifically provided below, as of the date hereof and as of the Closing Date:

Section 1.01          ORGANIZATION; AUTHORITY.

(a)           Each of the Provident Entities has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into each agreement or other document included in or contemplated by the Formation Transaction Documentation and to carry out the transactions contemplated thereby, and to own, lease and/or operate each Property owned, leased and/or operated by it and to carry on its business as presently conducted. Each Provident Entity, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Properties make such qualification necessary.

(b)           Schedule 1.01(b) sets forth as of the date hereof with respect to each Provident Entity each subsidiary of such Provident Entity (each, a “Subsidiary”), each of which is wholly owned by the applicable Provident Entity.  Except for ownership of the Subsidiaries, no Provident Entity owns (either directly or through or together with another subsidiary of such Person) either (i) a general partner, managing member or other similar interest, or (ii) (A) any of the voting power of the voting capital stock or other equity interests or (B) any of the value of the outstanding capital stock or other equity interests in a corporation, partnership, limited liability company, joint venture or other legal entity.  Each Subsidiary of the Provident Entities has been duly organized and validly exists and is in good standing under the Laws of its jurisdiction of organization, and has all requisite power and authority to own, lease and/or operate its Properties and other assets and to carry on its business as presently conducted.  Each Subsidiary of the Provident Entities, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Properties and other assets make such qualification necessary.

(c)           Provident has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to enter into each agreement or other document included in or contemplated by the Formation Transaction Documentation and to carry out the transactions contemplated thereby and to carry on its business as presently conducted. Provident, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business make such qualification necessary. Provident has no Subsidiaries.

Section 1.02          DUE AUTHORIZATION.

(a)           The execution, delivery and performance by each Provident Entity of each agreement or other document included in or contemplated by the Formation Transaction Documentation to which it is a party have been duly and validly authorized by all necessary actions required of such Provident Entity. Each agreement, document and instrument included in or contemplated by the Formation Transaction Documentation and executed and delivered by or on behalf of each Provident Entity constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of such Provident Entity, each enforceable against such Provident Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(b)           The execution, delivery and performance by Provident of this Agreement and each other Formation Transaction Documentation to which it is a party have been duly and validly authorized by all necessary actions required of Provident. Each agreement, document and instrument included in or contemplated by the Formation Transaction Documentation and executed and delivered by or on behalf of Provident constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Provident, each enforceable against Provident in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 1.03          CAPITALIZATION.  Schedule 1.03 sets forth as of the date hereof the ownership of each Provident Entity and its Subsidiaries.  Provident will deliver a certificate on the Closing Date that sets forth the share of the consideration initially allocated to such Pre-Formation Participant in such Provident Entity in each of the Formation Transactions as of the Closing Date, as well as each such Allocated Share of the Additional Consideration (as such term is defined in the applicable contribution or merger agreement) that may be paid thereafter in connection with that Provident Entity (expressed as a percentage of funds to that Provident Entity).  All of the issued and outstanding equity interests of each Provident Entity and its Subsidiaries are duly authorized, validly issued and fully paid and, except as set forth in Schedule 1.03, are not subject to preemptive rights or appraisal, dissenters’ or other similar rights under the Organizational Documents of or any contract to which such Provident Entity or its Subsidiaries is a party or otherwise bound. There are no outstanding rights to purchase, subscriptions, warrants, options or any other security convertible into or exchangeable for equity interests in any Provident Entity or its Subsidiaries.  Provident shall supplement such Schedule 1.03 immediately prior to the Closing to reflect the share of the initial consideration and any Additional Consideration to which each Pre-Formation Participant is entitled.

Section 1.04          CONSENTS AND APPROVALS.  Except for the filing of the Articles of Merger with the Secretary of State of the State of Minnesota in connection with the Mergers or in connection with the IPO and the consummation of the other Formation Transactions, no consent, waiver, approval, authorization, order, license, permit or registration of, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws is required to be obtained by any Provident Entity or any of their respective Subsidiaries in connection with the execution, delivery and performance of any of the agreements or documents included in or contemplated by the Formation Transaction Documentation to which any such Provident Entity is a party and the transactions contemplated hereby and thereby.

Section 1.05          NO VIOLATION.

(a)           None of the execution, delivery or performance by any Provident Entity of any agreement or document included in or contemplated by the Formation Transaction Documentation to which it is a party and the transactions contemplated hereby and thereby does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of such Provident Entity or any of its Subsidiaries, (ii) any covenants, conditions and restrictions binding any of the Properties, (iii) any other agreement, document or instrument to which such Provident Entity or any of its Subsidiaries or any of their respective assets or properties (including the Properties) are bound or (iv) any term or provision of any judgment, order, writ, injunction, or decree binding on such Provident Entity or any of its Subsidiaries.

(b)           None of the execution, delivery or performance by Provident of any agreement or document included in or contemplated by the Formation Transaction Documentation to which it is a party and the transactions contemplated hereby and thereby does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the Organizational Documents of Provident or any of its Subsidiaries, (ii) any other agreement, document or instrument to which Provident or any of its assets or properties are bound or (iii) any term or provision of any judgment, order, writ, injunction, or decree binding on Provident.

Section 1.06          LICENSES AND PERMITS.  Prior to the time that Silver Bay Property Corp. took over management of Properties, all notices, licenses, permits, certificates and authorizations, required for the continued use, occupancy, management, leasing and operation of the Properties of such Provident Entity were obtained, were in full force and effect and were in good standing. There are no licenses, permits, certificates and authorizations held by the Provident Entities other than those obtained by Silver Bay Property Corp. or otherwise delivered to Silver Bay Property Corp. No Provident Entity, any of its Subsidiaries or, to Provident’s Knowledge, any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor has any of them received any written notice of violation from any Governmental Authority or written notice of the intention of any entity to revoke any of such notice, license, permit, certificate or authorization, that in each case has not been cured or otherwise resolved to the satisfaction of such Governmental Authority except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.07          LITIGATION.

(a)           Except for actions, suits or proceedings covered by policies of insurance described in Section 1.12, to Provident’s Knowledge there is no action, suit or proceeding pending or threatened against any Provident Entity or any of its Subsidiaries or any officer, director, principal or managing member of any of the foregoing or the Properties.  There is no action, suit or proceeding pending or, to Provident’s Knowledge, threatened against any Provident Entity or any of its Subsidiaries or any officer, director, principal or managing member of any of the foregoing which challenges or impairs the ability of any Provident Entity or any of its Subsidiaries to execute or deliver, or perform its obligations under any of the Formation Transaction Documentation or to consummate the transactions contemplated hereby and thereby.  There is no judgment, decree, injunction, or order of a Governmental Authority outstanding against such Provident Entity or any of its Subsidiaries or any officer, director, principal or managing member of any of the foregoing in their capacity as such.

(b)           There is no action, suit or proceeding pending or, to Provident’s Knowledge, threatened against Provident or any officer, director, principal or managing member of Provident.  There is no action, suit or proceeding pending or, to Provident’s Knowledge, threatened against Provident or any officer, director, principal or managing member of Provident which challenges or impairs the ability of Provident to execute or deliver, or perform its obligations under any of the Formation Transaction Documentation or to consummate the transactions contemplated hereby and thereby.  There is no judgment, decree, injunction, or order of a Governmental Authority outstanding against Provident or any officer, director, principal or managing member of Provident in their capacity as such.

Section 1.08          COMPLIANCE WITH LAWS/RESTRICTIONS.  To Provident’s knowledge, each Provident Entity and its Subsidiaries have conducted their respective businesses and maintained each Property in compliance with all applicable Laws and any covenants, conditions and restrictions or other obligations in respect of any homeowners’ association binding on any of the Properties, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To Provident’s Knowledge, none of the Provident Entities or its Subsidiaries nor any third party has been informed in writing of any continuing violation of any such Laws or that any investigation has been commenced and is continuing or is contemplated respecting any such possible violation or violations of any of such covenants, conditions and restrictions or other obligations in respect of any homeowners’ association, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.09          PROPERTIES.

(a)           Schedule 1.09(a) sets forth each Property owned by each Provident Entity or its Subsidiaries.  Except as set forth on Schedule 1.09(a), each applicable Provident Entity or one of its Subsidiaries set forth on Schedule 1.09(a) is the insured under a policy of title insurance as the owner of, and the applicable Provident Entity or its Subsidiary is the owner of, the fee simple estate (or, in the case of certain Properties, the leasehold estate) to such Provident Entity’s Property identified on Schedule 1.09(a) as being owned by such Provident Entity or its Subsidiary, in each case free and clear of all Liens except for Permitted Liens. Prior to the effective time of the mergers and contributions contemplated in the Formation Transaction Documentation, none of the Provident Entities nor any of their respective Subsidiaries shall take or omit to take any action to cause any Lien to attach to any Property, except for Permitted Liens.

(b)           There are no agreements between a Provident Entity and a third party that contain surviving provisions imposing obligations of confidentiality, indemnification, noncompetition or nonsolicitation on the Provident Entities or require payments by the Provident Entity in excess of $5,000 annually, other than those agreements copies of which have been delivered to the Consolidated Entities, and each of which is identified on Schedule 1.09(b).  There are no other understandings, oral or written, between the applicable Provident Entity and any of the other parties to the agreements except as provided therein.  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) no Provident Entity, nor any of their respective Subsidiaries, nor any other party to any material agreement affecting any Property (other than a Lease (as such term is hereinafter defined) for such Property, but including any agreement that constitutes a Permitted Lien), is in breach or default of any such agreement, (ii) no event has occurred or, to Provident’s Knowledge, has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any such agreement, or would, individually or together with all such other events, reasonably be expected to cause the acceleration of any material obligation of any party thereto or the creation of a Lien upon any asset of any Provident Entity or any of their respective Subsidiaries, except for Permitted Liens, and (iii) all agreements affecting any Property required for the continued use, occupancy, management, leasing and operation of such Property are valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(c)           To Provident’s Knowledge, as presently conducted, none of the operation of the buildings, fixtures and other improvements comprising a part of the Properties is in violation of any applicable building code, zoning ordinance or other “land use” Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)           The applicable Provident Entity or its Subsidiary holds the lessor’s interest under the leases with tenants of each Property (the “Leases”).  There are no Leases at the Properties other than those forms of which have been delivered to the Consolidated Entities.  To Provident’s Knowledge, the rent rolls attached as Schedule 1.09(d) accurately describe all existing Leases and there are no other understandings, oral or written between the applicable Provident Entity and any of the tenants with respect to the Properties other than the Leases.  Except as set forth in Schedule 1.09(d), (i) no Provident Entity, nor any of its Subsidiaries, nor, to Provident’s Knowledge, any other party to any Lease, is in breach or default of any such Lease, (ii) no event has occurred or, to Provident’s Knowledge, has been threatened in writing, which with or without the passage of time or the giving of notice, or both, would, individually or together with all such other events, constitute a default under any Lease, or would, permit termination, modification or acceleration under such Lease, and (iii) each of the Leases is valid and binding and in full force and effect, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

Section 1.10          FINANCIAL STATEMENTS.  Provident has delivered to the Consolidated Entities Combined Statements of Revenues and Certain Operating Expenses for the years ended December 31, 2011 and 2010, audited by Ernst & Young LLP.  In addition, Provident has delivered to the Consolidated Entities unaudited Combined Statements of Revenues and Certain Operating Expenses for the nine months ended September 30, 2012 and 2011.  Such financial statements have been prepared for purposes of complying with Rule S-X 3-14 issued by the Securities Exchange Commission and fairly represent the financial condition of the Provident Entities for the respective periods indicated.

Section 1.11          CONDITION OF PROPERTIES. To Provident’s Knowledge, no improvements or alterations have been made to the Properties without a permit where one was required.  To Provident’s Knowledge, there are no unfilled orders or directives of any applicable Governmental Authority or casualty insurance company that require any work of investigation, remediation, repair, maintenance or improvement to be performed on the Properties.  Except for Properties sustaining ordinary wear and tear consistent with leasing activities, each of the Properties is in good condition and repair, suitable for its intended use and is undamaged by waste, vandalism, fire, hurricane, earthquake or earth movement, windstorm, flood, tornado or other casualty adversely affecting the value of the Property or the use for which the premises were intended.

Section 1.12          INSURANCE.  Each Provident Entity or its Subsidiaries has in place the public liability, casualty and other insurance coverage with respect to each Property owned, leased and/or managed by it as Provident reasonably deems necessary.  There are no insurance policies held by the Provident Entities other than those copies of which have been delivered to the Consolidated Entities, and each of which is identified on Schedule 1.12.  Each of the insurance policies with respect to each Provident Entity’s Property is in full force and effect in all material respects and all premiums due and payable thereunder have been fully paid when due.  To Provident’s Knowledge, no Provident Entity nor any of their respective Subsidiaries has received from any insurance company any notices of cancellation or intent to cancel any insurance.

Section 1.13          ENVIRONMENTAL MATTERS.  Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Provident Entity and its Subsidiaries are in compliance with all Environmental Laws, (b) no Provident Entity nor any of their respective Subsidiaries have received any written notice from any Governmental

Authority or third party alleging that such Provident Entity, any of its Subsidiaries or any Property is not in compliance with applicable Environmental Laws, and (c) there has not been a release of a hazardous substance on any Property that would require investigation or remediation under applicable Environmental Laws.

Section 1.14          EMINENT DOMAIN.  To Provident’s Knowledge, there is no existing, proposed or threatened condemnation, eminent domain or similar proceeding, or private purchase in lieu of such a proceeding which would affect any of the Properties, except for such proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 1.15          TAXES.  Except as set forth in Schedule 1.15:

(a)           Each Provident Entity and each of its Subsidiaries has timely and properly filed all Tax returns and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so), and all such returns and reports are accurate and complete in all material respects.  Each Provident Entity and each Subsidiary of a Provident Entity has paid (or had paid on its behalf) all Taxes as required to be paid by it.

(b)           No deficiencies for any Taxes have been proposed, asserted or assessed against any Provident Entity or its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(c)           There are no pending or, to Provident’s knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of income or material non-income Taxes of any Provident Entity or their respective Subsidiaries, there are no matters under discussion with any Tax authority with respect to income or material non-income Taxes that are likely to result in an additional liability for Taxes with respect to any Provident Entity or their respective Subsidiaries and neither any Provident Entity nor their respective Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract.

(d)           Each Provident Entity and each of its Subsidiaries is and at all times has been treated for federal and all applicable state income Tax purposes as a partnership or a disregarded entity.

Section 1.16          NO INSOLVENCY PROCEEDINGS.  No attachments, execution proceedings, assignment for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending or, to Provident’s Knowledge, threatened, with respect to any Provident Entity or any of their respective Subsidiaries nor are any such proceedings contemplated by any Provident Entity or any of their respective Subsidiaries.

Section 1.17          EMPLOYEES.  No Provident Entity or any of their respective Subsidiaries has or has ever had any employees.

Section 1.18          CONTRACTS AND COMMITMENTS.  Except as set forth in Schedule 1.18, no Provident Entity nor any of their respective Subsidiaries is a party to any agreements for the sale of its assets, for the grant to any Person of any preferential right to purchase any such assets or the acquisition of any operating business, assets or capital stock of any other corporation, entity or business.

Section 1.19          NO SIDE LETTERS.  Except as set forth in Schedule 1.19, there are no side letters or other writing between Provident or any Provident Entity and the holders of the equity interests in such Provident Entity which have the effect of establishing rights under, or altering or supplementing, the terms of such Provident Entity’s certificate of formation, member control agreement, limited liability company agreement or operating agreement or similar organizational documentation.

Section 1.20          PRE-CLOSING COVENANTS.  Each of Provident and the Provident Entities has performed in all material respects all agreements and covenants required by the Formation Transaction Documentation to be performed or complied with by it on or prior to the Closing Date.

ARTICLE II
NATURE OF REPRESENTATIONS AND WARRANTIES

Section 2.01          SURVIVAL OF REPRESENTATIONS AND WARRANTIES.  All representations and warranties contained in this Agreement shall survive after the effective time of the mergers, contributions and other Formation Transactions contemplated in the Formation Transaction Documentation until the second anniversary of the Closing Date other than the representations and warranties contained in Section 1.15, which shall survive until the sixth anniversary of the Closing Date (each, an “Expiration Date”).  If written notice of a claim in accordance with Section 3.02 has been given prior to the applicable Expiration Date, then the relevant representation or warranty shall survive, but only with respect to such specific claim, until such claim has been finally resolved.  Any claim for indemnification not so asserted in writing by the applicable Expiration Date may not thereafter be asserted and shall forever be waived.

ARTICLE III
INDEMNIFICATION

Section 3.01          INDEMNIFICATION OF CONSOLIDATED ENTITIES.

(a)           The Consolidated Entities and their Affiliates and each of their respective directors, officers, employees, agents and representatives (each of which is an “Indemnified Party”), shall be indemnified and held harmless by Provident, under the terms and conditions of this Agreement, from and against any and all Losses arising out of or relating to, asserted against, imposed upon or incurred by the Indemnified Parties in connection with or as a result of any breach of a representation or warranty contained in Article I of this Agreement (subject to the survival limitations set forth in Section 2.01 hereof) (collectively, the “Indemnified Losses”).  With respect to any Claim (as defined below) made pursuant to a Claim Notice (as defined below) delivered before the first anniversary of the Closing Date, to the extent any Indemnified Losses relate to a Provident Entity or its properties or assets, such Indemnified Losses shall first be paid from the Final Working Capital Amount (as such term is defined in the applicable contribution or merger agreement) of such Provident Entity, and if such Indemnified Losses exceed the Final Working Capital Amount of such Provident Entity, the excess Indemnified Losses shall then be paid by Provident; provided, however, that the liability of Provident hereunder shall be limited to an aggregate of $3,000,000. Provided further, that the directors, officers and employees of the Consolidated Entities shall be indemnified hereunder only in their capacities as such and not individually. No Indemnified Party (other than the Consolidated Entities) may make a claim hereunder without the prior written consent of the REIT.

(b)           Notwithstanding the foregoing, in the event that counsel or independent accountants for the REIT determine that there exists a material risk that any amounts due to an Indemnified Party under Section 3.01(a) of this Agreement would be treated as Nonqualifying Income upon the payment of such amounts to the Indemnified Party, the amount paid to such Indemnified Party pursuant to Section 3.01(a) of this Agreement in any tax year shall not exceed the maximum amount that can be paid to the Indemnified Party in such year without causing the REIT to fail to meet the REIT Requirements for such year, determined as if the payment of such amount were Nonqualifying Income as determined by such counsel or independent accountants to the REIT. If the amount payable for any tax year under the preceding sentence is less than the amount which Provident would otherwise be obligated to pay to an Indemnified Party pursuant to Section 3.01 of this Agreement (the “Expense Amount”), then: (1) Provident shall place the Expense Amount into an escrow account (the “Escrow Account”) using an escrow agent and agreement acceptable to the Indemnified Party and shall not release any portion thereof to the Indemnified Party, and the Indemnified Party shall not be entitled to any such amount, unless and until the Indemnified Party delivers to Provident, at the sole option of the REIT, (i) an opinion (an “Expense Amount Tax Opinion”) of the REIT’s tax counsel to the effect that such amount, if and to the extent paid, would not constitute Nonqualifying Income, (ii) a letter (an “Expense Amount Accountant’s Letter”) from the REIT’s independent accountants indicating the maximum amount that can be paid at that time to the Indemnified Party without causing the REIT to fail to meet the REIT Requirements for any relevant taxable year, or (iii) a private letter ruling issued by the IRS to the REIT indicating that the receipt of any Expense Amount hereunder will not cause the REIT to fail to satisfy the REIT Requirements (a “REIT Qualification Ruling” and, collectively with an Expense Amount Tax Opinion and an Expense Amount Accountant’s Letter, a “Release Document”); and (2) pending the delivery of a Release Document by the Indemnified Party to Provident, the Indemnified Party shall have the right, but not the obligation, to borrow the Expense Amount from the Escrow Account pursuant to a loan agreement (an “Indemnity Loan Agreement”) acceptable to the Indemnified Party that (i) requires Provident to lend the Indemnified Party immediately available cash proceeds in an amount equal to the Expense Amount (an “Indemnity Loan”), and (ii) provides for (A) a commercially reasonable interest rate and commercially reasonable covenants, taking into account the credit standing and profile of the Indemnified Party or any guarantor of the Indemnified Party, including the REIT, at the time of such Loan, and (B) a 15 year maturity with no periodic amortization.

Section 3.02          CLAIMS.

(a)           At the time when either of the Consolidated Entities learns of any potential claim under this Agreement (a “Claim”) against Provident, it will promptly give written notice (a “Claim Notice”) to Provident; provided that the failure to so notify Provident shall not prevent recovery under this Agreement, except to the extent that Provident shall have been materially prejudiced by such failure.  Each Claim Notice shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such Claim and the amount or good faith estimate of the amount of Losses arising therefrom.  The Indemnified Party shall deliver to Provident, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by such Indemnified Party relating to a Third-Party Claim (as defined below); provided that failure to do so shall not prevent recovery under this Agreement, except to the extent that Provident shall have been materially prejudiced by such failure.  Any Indemnified Party may at its option demand indemnity under this Article III as soon as a Claim has been threatened by a third party, regardless of whether an actual Loss has been suffered, so long as the Indemnified Party shall in good faith determine that such claim is not frivolous and that the Indemnified Party may be liable for, or otherwise incur, a Loss as a result thereof.

(b)           Provident shall be entitled, at his own expense, to elect in accordance with Section 3.03 below, to assume and control the defense of any Claim based on claims asserted by third parties (“Third-Party Claims”), through counsel chosen by Provident and reasonably acceptable to the REIT, if it gives written notice of its intention to do so to the Consolidated Entities within thirty (30) days of the receipt of the applicable Claim Notice; provided, however, that the Indemnified Parties may at all times participate in such defense at their own expense. Without limiting the foregoing, in the event that Provident exercises the right to undertake any such defense against a Third-Party Claim, the Indemnified Party shall cooperate with Provident in such defense and make available to Provident, at Provident’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under such Indemnified Party’s control relating thereto as is reasonably required by Provident.  No compromise or settlement of such Third-Party Claim may be effected by either the Indemnified Party, on the one hand, or Provident, on the other hand, without the other party’s consent (which shall not be unreasonably withheld or delayed) unless (i) there is no finding or admission of any violation of Law and no effect on any other claims that may be made against such other party, (ii) each Indemnified Party that is party to such claim is released from all liability with respect to such claim, and (iii) there is no equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party that is party to such claim or any of its Affiliates. Notwithstanding the foregoing, if the compromise or settlement of such Third-Party Claim could reasonably be expected to adversely affect the status of the REIT as a real investment trust within the meaning of Section 856 of the Code, then the REIT shall make such decision to compromise or settle the Third-Party Claim without the need to obtain Provident’s consent.

Section 3.03          AUTHORIZATION.  For purposes of this Article III, a decision, act, consent, election or instruction of Provident shall be deemed to be authorized if approved in writing by Provident and the Consolidated Entities may rely upon such decision, act, consent or instruction as provided in this Section 3.03 as being the decision, act, consent or instruction of Provident.  The Consolidated Entities, including their respective directors, officers, employees, agents and representatives, are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction.  Provident may from time to time by written notice to the Consolidated Entities appoint a representative or representatives to exercise such powers with respect to one or more claims as may be delegated by Provident.

ARTICLE IV
GENERAL PROVISIONS

Section 4.01          NOTICES.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party):

If to the REIT or the Operating Partnership, to:

Silver Bay Realty Trust Corp.
601 Carlson Parkway, Suite 250
Minnetonka, Minnesota 55305
Attention: Chief Executive Officer

If to Provident, to:

Provident Real Estate Advisors LLC
14601 - 27th Avenue North, Suite 102
Plymouth, Minnesota 55447
Attention: Chief Investment Officer

Section 4.02          DEFINITIONS.  For purposes of this Agreement, the following terms shall have the following meanings.

(a)           “Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(b)           “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of Minnesota.

(c)           “Closing Date” means the closing date of the IPO.

(d)           “Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated or issued thereunder.

(e)           “Environmental Laws” means all federal, state and local Laws governing pollution or the protection of human health or the environment.

(f)            “Formation Transaction Documentation” means all of the agreements and plans of merger relating to all Merger Entities and all contribution agreements and related documents and agreements pursuant to which all of the Participating Entities and/or the equity interests in the Participating Entities held by the Pre-Formation Participants are to be acquired by the REIT or the Operating Partnership, directly or indirectly, as part of the Formation Transactions, as set forth on Schedule 4.02(f)  hereto.

(g)           “Formation Transactions” means the transactions contemplated by this Agreement and the other Formation Transaction Documentation.

(h)           “GAAP” means generally accepted accounting principles, as in effect in the United States of America as of the date of determination.

(i)            “Governmental Authority” means any government or agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

(j)            “Laws” means laws, statutes, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and policies of any Governmental Authority, including, without limitation, zoning, land use or other similar rules or ordinances.

(k)           “Liens” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

(l)            “Losses” means charges, complaints, claims, actions, causes of action, losses, damages, Taxes, liabilities and expenses of any nature whatsoever, including without limitation, amounts paid in settlement, reasonable attorneys’ fees, costs of investigation, costs of investigative judicial or administrative proceedings or appeals therefrom and costs of attachment or similar bonds, as well as all collection costs and enforcement expenses incurred in retaking, holding, preparing for sale, selling or otherwise disposing of or realizing on collateral or otherwise exercising or enforcing any rights or remedies under pledge and security or other collateral documents, but does not include any diminution in value of the Consolidated Entities except in the case of breaches of Section 1.13.

(m)          “Material Adverse Effect” means with respect to each Provident Entity, Subsidiary or Property, any material adverse change in any of the assets, business, condition (financial or otherwise), results of operation or prospects solely with respect to such Provident Entity, Subsidiary or Property.

(n)           “Nonqualifying Income” means any amount that is treated as gross income for purposes of Section 856 of the Code and which is not Qualifying Income.

(o)           “Organizational Documents” means with respect to Provident or a Provident Entity the articles or organization, member control agreement, limited liability company agreement or operating agreement of such entity or other similar documents.

(p)           “Participating Entity” means a Contribution Entity, a Merger Entity or Two Harbors Property, as applicable, as used herein “Participating Entities” refer to each Participating Entity collectively.

(q)           “Permitted Liens” means (i) Liens, or deposits made to secure the release of such Liens, securing Taxes, the payment of which is not delinquent or the payment of which (including, without limitation, the amount or validity thereof) is being contested in good faith by appropriate proceedings for which adequate reserves have been made in accordance with GAAP; (ii) zoning, entitlement, building and other land use Laws imposed by governmental agencies having jurisdiction over the Properties; (iii) covenants, conditions, restrictions, easements for public utilities, encroachments, rights of access or other non-monetary matters that do not materially impair the use of the Properties for the purposes for which they are currently being used or proposed to be used in connection with the relevant Person’s business; (iv) Liens arising under Leases in effect as of the Closing Date; (v) any exceptions contained in any title policy delivered by a Provident Entity relating to the Properties as of the Closing Date, none of which substantially and materially impair the use of the Properties for the purposes for which they are currently being used in connection with the relevant Person’s business or relating to or arising from any unfilled obligations of the Provident Entity or any previous owner of a Property or Lien voluntarily incurred by the Provident Entity or any previous owner of a Property and (vi) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business that are not yet due and payable and which are not, in the aggregate, material to the business, operations and financial condition of the Properties so encumbered.

(r)            “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(s)            “Pre-Formation Participants” means the holders of the equity interests in the relevant Participating Entities immediately prior to the Formation Transactions.

(t)            “Properties” means the property owned or leased pursuant to a ground lease by any Provident Entity or any of their respective Subsidiaries, including any associated real and personal property.

(u)           “Prospectus” means the REIT’s final prospectus as filed with the Securities and Exchange Commission.

(v)           “Provident Consideration” means (i) the number of REIT Shares and OP Units issued to the Pre-Formation Participants multiplied by the IPO Price plus (ii) any amounts paid in cash to the Pre-Formation Participants.

(w)          “Provident Entity” means a Merger Entity or Contributed Entity, as applicable.  As used herein, “Provident Entities” refer to each Provident Entity, collectively.

(x)           “Provident’s Knowledge” means the actual current knowledge of Irvin R. Kessler, Lawrence Shapiro, Patrick Schwinghammer or Dan Donlan.

(y)           “Qualifying Income” means gross income that is described in Section 856(c)(2) or 856(c)(3) of the Code.

(z)           “REIT Requirements” shall mean the requirements imposed on REITs pursuant to Sections 856 through and including 860 of the Code.

(aa)         “Tax” means all federal, state, local and foreign income, withholding, gross receipts, license, property, sales, franchise, employment, payroll, goods and services, stamp, environmental, customs duties, capital stock, social security, transfer, alternative minimum, excise and other taxes, tariffs or governmental charges of any nature whatsoever, including estimated taxes, together with penalties, interest or additions to Tax with respect thereto, whether or not disputed.

Section 4.03          COUNTERPARTS.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

Section 4.04          ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES.  This Agreement, including, without limitation, the exhibits hereto and thereto, constitutes the entire agreement and supersedes each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement.  This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto.

Section 4.05          GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of any laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 4.06          ASSIGNMENT.  This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may assign its rights and obligations hereunder to an Affiliate.

Section 4.07          JURISDICTION.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the County of Hennepin, Minnesota, with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper.

Section 4.08          DISPUTE RESOLUTION.  The parties intend that this Section 4.08 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a)           Upon any dispute, controversy or claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose.  The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation.  Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to Section 4.08(c) below without regard to any such ten (10) Business Day negotiation period.

(b)           Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to Section 4.08(a) above shall be submitted to final and binding arbitration in Hennepin County, Minnesota before one neutral and impartial arbitrator, in accordance with the laws of the State of Delaware for agreements made in and to be performed in that State.  The arbitration shall be administered by JAMS, Inc. (“JAMS”) pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof.  One arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof.  The arbitrator shall designate the place and time of the hearing.  The hearing shall be scheduled to begin as soon as practicable and no later than sixty (60) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible.  The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing.  The arbitration award shall be final and binding on the parties and not subject to collateral attack.  Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c)           Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof.  Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement.  Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d)           The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator, and the fees, costs and expenses of the arbitrator.  The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

Section 4.09          SEVERABILITY.  Each provision of this Agreement will be interpreted so as to be effective and valid under applicable law, but if any provision is held invalid, illegal or unenforceable under applicable law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included herein.

Section 4.10          RULES OF CONSTRUCTION.

(a)           The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b)           The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms, unless otherwise defined herein.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

Section 4.11          EQUITABLE REMEDIES.  The parties agree that irreparable damage would occur to the Consolidated Entities in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the either or both or the Consolidated Entities shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Provident and to enforce specifically the terms and provisions hereof in any federal or state court located in Hennepin County, Minnesota, this being in addition to any other remedy to which the Consolidated Entities are entitled under this Agreement or otherwise at law or in equity.

Section 4.12          TIME OF THE ESSENCE.  Time is of the essence with respect to all obligations under this Agreement.

Section 4.13          DESCRIPTIVE HEADINGS.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 4.14          NO PERSONAL LIABILITY CONFERRED.  This Agreement shall not create or permit any personal liability or obligation on the part of any officer, director, partner, employee or shareholder of the REIT or the Operating Partnership.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

SILVER BAY REALTY TRUST CORP.,
a Maryland corporation

By:	/s/ David N. Miller
Name:	David N. Miller
Title:	Chief Executive Officer

SILVER BAY OPERATING PARTNERSHIP L.P.,
a Delaware limited partnership

By:	SILVER BAY MANAGEMENT LLC,
a Delaware limited liability company,
Its General Partner

By:	SILVER BAY REALTY TRUST CORP.,
a Maryland corporation,
Its Managing Member

By:	/s/ David N. Miller
Name:	David N. Miller
Title:	Chief Executive Officer

[Signature Page to Representation, Warranty and Indemnity Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

PROVIDENT REAL ESTATE ADVISORS LLC,
a Minnesota limited liability company

By:	/s/ Irvin R. Kessler
Name:	Irvin R. Kessler
Title:	Managing Member

[Signature Page to Representation, Warranty and Indemnity Agreement]